PUBLIC VERSION

ED.

SEC

19006092

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FEB 28 2019

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66518

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2018** (MM/DD/YY) AND ENDING **12/31/2018** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hodes Weill Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

850 Third Avenue 16th floor
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Weill **212-867-0888**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Goldman & Company, CPA P.C.
(Name - if individual, state last, first, middle name)

3535 Rosewell Rd. Suite 32	**Marietta**	**GA**	**30062**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

RMS

PUBLIC VERSION

OATH OR AFFIRMATION

I, Douglas Weill, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Hodes Weill Securities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner
Title

Subscribed and sworn to before me this 21 day of February 2019 ~~2018~~

Notary Public

ANGELA TORCIVIA
Notary Public - State of New York
NO. 01TO6084055
Qualified in Queens County
My Commission Expires 12/02/2022

This report* contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Member's Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental (AUP).
- [ ] (n) Management's Exemption Report
- [ ] 0 Report of Independent Registered Public Accounting Firm on Exemption

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HODES WEILL SECURITIES, LLC
(a wholly-owned subsidiary of Hodes Weill & Associates, LP)

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Year Ended December 31, 2018

goldman & COMPANY, CPAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Hodes Weill Securities, LLC (a wholly- owned subsidiary of Hodes Weill & Associates, LP)

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hodes Weill Securities, LLC (a wholly-owned subsidiary of Hodes Weill & Associates, LP) as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Hodes Weill Securities, LLC(a wholly- owned subsidiary of Hodes Weill & Associates, LP) as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Hodes Weill Securities, LLC(a wholly- owned subsidiary of Hodes Weill & Associates, LP)'s management. Our responsibility is to express an opinion on Hodes Weill Securities, LLC(a wholly- owned subsidiary of Hodes Weill & Associates, LP)'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hodes Weill Securities, LLC(a wholly- owned subsidiary of Hodes Weill & Associates, LP) in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2017.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 21, 2019

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

HODES WEILL SECURITIES, LLC
(a wholly-owned subsidiary of Hodes Weill & Associates, LP)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$	3,132,736
Accounts receivable		9,640,753
Prepaid expenses and deposits		44,298
Total assets	$	12,817,787

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Deferred revenue	$	75,000
Accounts payable and accrued expenses		32,741
Total liabilities		107,741
Member's Equity		12,710,046
Total liabilities and member's equity	$	12,817,787

The accompanying notes are an integral part of these financial statements.

Note 1. Business and Summary of Significant Accounting Policies

Hodes Weill Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Hodes Weill & Associates, LP ("HW&A"). The Company's business activities include the private placement of securities and certain financial advisory services (including mergers and acquisitions). The Company follows the accounting and reporting requirements of broker-dealers. The Company was organized as a limited liability company in the state of Utah in December 1999.

A summary of significant accounting policies follows:

Cash and Cash Equivalents – Cash and cash equivalents includes all regular checking and savings accounts with maturity dates of less than 90 days. At December 31, 2018, the carrying amount and bank balance of deposits with financial institutions was $3,132,736, of which $250,000 was covered by federal depository insurance.

Income Taxes – As a single-member limited liability company, the Company's activities are disregarded and reported with its owner for tax purposes. Accordingly, no provision for income taxes has been recorded as the income tax effects of the Company's activities flow directly to its member.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606") using the modified retrospective method of adoption. ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer. The adoption of ASC 606 did not result in any changes to beginning retained earnings for the year ended December 31, 2018 or net income for the preceding year-end. Services within the scope of ASC 606 include advisory fees from fundraising activities and investment banking/merger & acquisition advisory services. Refer to Revenue Recognition Note: *Revenue from Contracts with Customers* for

further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

Revenue from Contracts with Customers: Advisory Fees from Fundraising Activities and Investment Banking/Merger and Acquisition (M&A) Services - These services include agreements to provide advisory services to customers for which the Company charges the customers fees. The Company provides fundraising and investment banking/merger & acquisition advisory services.

The agreements with customers generally contain a non-refundable retainer or other form of upfront fee, as well as a success fee, which may be a fixed amount or represent a percentage of value that the customer receives, if and when the activity is completed ("success fee"). The retainer or other form of upfront fee often reduces any success fee subsequently invoiced upon the completion of the Company's services. The Company has evaluated its nonrefundable retainer or other form of upfront fee payments, to ensure that its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer or other form of upfront fee. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct or until completion of the Company's services. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer or other form of upfront fee classified as deferred revenue on the Statement of Financial Condition. As of December 31, 2018, deferred revenue was $75,000.

Fair Value – The Company's financial instruments consist principally of cash, accounts receivable, accounts payable and accrued expenses. The Company believes that the carrying amounts of all of its assets and liabilities approximate their current fair values.

Basis of Accounting – The Company maintains its books and records on the accrual basis of accounting for financial statement purposes, which is in accordance with U.S. Generally Accepted Accounting Principles and is required by the SEC and FINRA.

Accounts Receivable – The accounts receivable shown on the Company's Statement of Financial Condition consists of trade accounts receivable from clients of the Company and is stated at the amount the Company expects to collect from such clients. In addition, the Company may charge interest to its clients on outstanding accounts receivable. During the year ended December 31, 2018, the Company charged interest in the amount of $216,582 on outstanding accounts receivable, which is included in the interest income amount on the Statement of Income and Changes in Member's Equity.

The Company considers whether estimated losses will occur as a result of the inability of its clients to make required payments and makes an assessment as to whether an allowance for doubtful account should be established. Management considers the following factors when determining the collectability of specific client accounts: credit-worthiness, past transaction history and changes in customer payment terms. If the Company becomes aware of a deterioration of a major customer's credit-worthiness, or if actual defaults are higher than the historical experience, management's estimates of the recoverability of amounts due the Company could be adversely affected. As of December 31, 2018, all of the Company's trade accounts receivable are deemed collectible.

HODES WEILL SECURITIES, LLC
(a wholly-owned subsidiary of Hodes Weill & Associates, LP)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2018

Note 1. Business and Summary of Significant Accounting Policies (continued)

Commitments and Contingencies - The Company does not expect that any contractual obligations, legal proceedings, or any other contingent obligations incurred in the normal course of business will have a material adverse effect on the Company's financial statements.

Note 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $3,024,995, which was $3,017,812 in excess of its required net capital equal to the greater of (i) 6-2/3% of aggregate indebtedness or (ii) $5,000. At December 31, 2018, the Company's ratio of aggregate indebtedness to net capital ratio was 0.0356 to 1.

Note 3. Related Party Transactions

Effective April 1, 2017, the Company entered into an expense sharing agreement with HW&A to pay $800,000 per month to cover facilities, personnel and operational costs incurred by HW&A. This amount remained the same at $800,000 per month effective April 1, 2018 based on the percentage of HW&A's revenue and clients compared to those of the Company for 2017, as adjusted. Accordingly, during the year ended December 31, 2018, the Company reported total expenses of $9,600,000 under this agreement, which is included in the Statement of Income and Changes in Member's Equity. Excluding the expense sharing agreement, the Company is responsible for paying its own expenses directly attributable to its business and regulatory obligations, such as registration or licensing fees, annual audit and SIPC assessments.

Note 4. Foreign Sub-Agent Expense

In instances where the Company is required due to foreign regulatory rules, or otherwise feels it is prudent to use a foreign sub-agent to assist in marketing private placement offerings to non-US investors, the Company will engage a foreign sub-agent licensed under applicable foreign law, if applicable, to provide such services. During the year ended December 31, 2018, the Company paid $599,375 to a foreign sub-agent who successfully raised capital in connection with one of the Company's private placement offerings. This amount is included in the Statement of Income and Changes in Member's Equity.

Note 5. Concentration

During the year ended December 31, 2018, one client of the Company comprised approximately 27% of the Company's revenues.

Note 6. Subsequent Events

The Company has evaluated subsequent events through February 21, 2019, the date the financial statements were issued. The Company has identified no events that require disclosure under Financial Accounting Standards Board Accounting Standards Codification Topic 855, *Subsequent Events*.